UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF NOVEMBER 2014

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is hereby incorporated by reference into the registration statements of Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) on Form S-8 (Registration Numbers 333-152637 and 333-198525) and on Form F-3 (Registration Number 333-192046) and any outstanding prospectus, offering circular or similar document issued or authorized by the Company that incorporates by reference any of the Company’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission (the “SEC”), and this Form 6-K shall be deemed a part of each such document from the date on which this Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

TABLE OF CONTENTS

Page
Redemption of TPG convertible note	1
Signature	3
Exhibit Index	4
Exhibit 99.1 Notes Redemption Agreement, dated as of November 7, 2014, by and between Xinyuan Real Estate Co., Ltd. and TPG Asia VI SF Pte. Ltd.
Exhibit 99.2 Xinyuan Real Estate Co., Ltd. press release dated November 10, 2014

Redemption of TPG convertible note

On November 7, 2014, Xinyuan Real  Estate Co., Ltd. (the “Company”) entered into a note redemption agreement  (the “Redemption Agreement”) with TPG Asia VI SF Pte. Ltd. (the “Holder”) pursuant to which the Company has agreed to redeem in full on December 1, 2014 (the “Redemption Date”) its 5% senior secured convertible notes due 2018 in an aggregate principal amount of US$75,761,009 issued to the Holder on September  19, 2013 (the “Note”). The Company will pay in cash as the redemption price an amount equal to (1) the principal of the Note, plus (ii) all accrued and unpaid interest up to and including the Redemption Date, plus (iii) an amount equal to the principal multiplied by 13%. The Company has available cash to fund the redemption, however it is also considering other alternatives to finance the redemption.

The Note contains a financial covenant requiring the Company to maintain a Fixed Charge Coverage Ratio (as defined in the Note) of no less than 3.0 to 1.0, as determined on the last day of each fiscal quarter of each fiscal year for the four preceding fiscal quarters for which consolidated financial statements of the Company are available. The Note also contains a limitation on the incurrence by the Company or a Restricted Subsidiary (as defined in the Note) of any indebtedness except under certain limited circumstances. The Company and the Holder agreed to waivers of those covenants beginning as of June 30, 2014 and most recently through December 1, 2014. The Company determined to redeem the Note early on a negotiated basis to be able to continue its business development without the constraints imposed by the covenants.

Pursuant to the Securities Purchase Agreement, dated as of August 26, 2013, among the Company, the guarantors named therein and the Holder (the “Purchase Agreement,” previously filed with the SEC on a Form 6-K of the Company on September 19, 2013), the Holder acquired the Note and common shares in the Company. The redemption of the Note does not affect the Holder’s investment in common shares of the Company. The Redemption Agreement amends the Purchase Agreement to reduce the percentage ownership of common shares applicable to certain covenants from 10% to 5% on an as converted basis.

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The foregoing summary of the terms of the redemption agreement is only a brief description of certain terms therein and does not purport to be a complete description of the rights and obligations of the parties thereunder. A copy of the Redemption Agreement is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Following the redemption of the Note, the Company will not have outstanding any Note. The Company will continue to have outstanding an aggregate principal amount of US$200 million of its 13.25% senior notes due May 3, 2018 and an aggregate principal amount of US$200 million of its 13% senior notes due June 6, 2019 (collectively, the “Senior Notes”). Neither series of Senior Notes contains a maintenance based financial covenant with respect to the Fixed Charge Coverage Ratio (as defined in the Indenture governing the relevant series of the Senior Notes).  Each series of the Senior Notes has a covenant limiting the ability of the Company and its Restricted Subsidiaries (as defined in the Indenture governing the relevant series of the Senior Notes) to incur indebtedness which does not have the same restrictions as the Note.

Also attached hereto as Exhibit 99.2 is a copy of the Company’s press release dated November 10, 2014.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Manbo He
Name:	Manbo He
Title:	Chief Financial Officer

Date: November 10, 2014

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EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Notes Redemption Agreement, dated as of November 7, 2014, by and between Xinyuan Real Estate Co., Ltd. and TPG Asia VI SF Pte. Ltd.
Exhibit 99.2	Xinyuan Real Estate Co., Ltd. press release dated November 10, 2014

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